Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended
	March 31, 2007	March 31, 2006
Earnings:
Loss from continuing operations	$(1,295)	$(6,319)
Add:
Interest expense	14,885	8,001
Portion of rent under long-term operating leases representative of an interest factor	132	143
Amortization of capitalized interest	40	33
Less:
Equity income	(43)	(90)

Total earnings available for fixed charges	$13,719	$1,768

Fixed Charges:
Interest expense	14,885	8,001
Portion of rent under long-term operating leases representative of an interest factor	132	143
Capitalized interest	128	653

Total fixed charges	$15,145	$8,797

Ratio of earnings to fixed charges (x times) (1)	—	—

(1)	Earnings were insufficient to cover fixed charges for the three months ended March 31, 2007 and 2006 by $1,426,000 and $7,029,000, respectively.